UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HOPE BANCORP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Convertible Senior Notes due 2038
(Title of Class of Securities)

43940TAB5
(CUSIP Number of Class of Securities)

Angelee J. Harris
General Counsel and Secretary
3200 Wilshire Boulevard, Suite 1400
Los Angeles, CA 90010
(213) 639-1700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Jordan E. Hamburger, Esq.
Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, Suite 1600
Los Angeles, CA 90067
(310) 228-3700

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Hope Bancorp, Inc. (the “Company”) on April 17, 2023, as amended by Amendment No. 1 on May 5, 2023 (as amended, the “Schedule TO”) relating to the right of each holder (the “Holder”) of the Company’s 2.00% Convertible Senior Notes due 2038 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes (the “Put Option”) as set forth in the Repurchase Notice of 2.00% Convertible Senior Notes due 2038, dated April 17, 2023, as amended by the Amendment dated May 5, 2023 to Company Notice (as amended, the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option Documents”).

This Amendment is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Put Option Documents.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The Put Option expired at 12:00 p.m. midnight, New York City time on May 12, 2023 (the “Expiration Date”), and the Notes were repurchased on May 15, 2023. The Company has been advised by U.S. Bank Trust Company, National Association, its paying agent, that pursuant to the terms of the Company Notice, $197,107,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn as of the Expiration Date. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Company Notice. After giving effect to the repurchase pursuant to the Put Option, $444,000 aggregate principal amount of Notes remains outstanding.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description of Exhibit

(a)(5)(C)	Press Release dated May 15, 2023.*
* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOPE BANCORP, INC.

Date: May 15, 2023	By:	/s/ Kevin S. Kim
Kevin S. Kim
Chairman, President and Chief Executive Officer